December 26, 2013

VIA EDGAR

David A. Ramsay
(858) 704-8260
dramsay@halozyme.com

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:      Halozyme Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2013
File No. 001-32335

Dear Mr. Rosenberg:

We are writing in response to your letter dated December 20, 2013 (the “Comment Letter”) setting forth certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings. Confirming the telephone conference on December 20, 2013 between Mr. Mark Brunhofer of the Staff and Douglas Rein of DLA Piper LLP (US), our outside counsel, we understand that the Staff has provided an extension of an additional ten business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before January 21, 2014. Thank you for your consideration.
Very truly yours,
/s/ David A. Ramsay
David A. Ramsay
Vice President and Chief Financial Officer

cc:	Jean Liu, Halozyme Therapeutics, Inc.
Douglas Rein, DLA Piper LLP (US)

Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311 www.halozyme.com